AB
3/10

RECD S.E.C.
MAR 2 2009
503

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

09059047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 26406 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cabrera Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street; Suite 1050
(No. and Street)

Chicago, (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin Cabrera, Jr. (312) 236-8888
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd; Suite 404; (Address) Chicago, (City) Illinois (State) 60606 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert Aguilar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrera Capital Markets, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 23rd day of February, 2009.

[signature]
Signature

Chief Operating Officer
Title

[signature] Erica Tebo
Notary Public

Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**209 WEST JACKSON BLVD - SUITE 404**
**CHICAGO, ILLINOIS 60606**

*Member*
**AMERICAN INSTITUTE OF**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ILLINOIS CPA SOCIETY**

**TELEPHONE**
**(312) 939-0477**

**FAX**
**(312) 939-8739**

# INDEPENDENT AUDITOR'S REPORT

To the Members
Cabrera Capital Markets, LLC
Chicago, Illinois 60603

I have audited the accompanying statement of financial condition of Cabrera Capital Markets, LLC as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cabrera Capital Markets, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 23, 2009

**CABRERA CAPITAL MARKETS, LLC**
**(A Delaware Limited Liability Company)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2008**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 484,292 |
| Cash segregated under federal and other regulations | 599,250 |
| Commissions & fees receivable | 871,524 |
| Receivable from clearing broker | 7,659,172 |
| Deposit with broker/dealer | 100,000 |
| Securities owned – at market value | 5,887,188 |
| Property, plant and equipment, net of accumulated depreciation of $212,471 | 260,136 |
| Other assets | 524,956 |
| Total assets | $ 16,386,518 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 3,078,407 |
| Payable to clearing broker | 5,779,870 |
| Subordinated loan | 1,750,000 |
| Total liabilities | 10,608,277 |
| **Members' Capital** | 5,778,241 |
| Total liabilities and members' capital | $ 16,386,518 |

The accompanying notes to the financial statements are an integral part of this statement.

**CABRERA CAPITAL MARKETS, LLC**
**(A Delaware Limited Liability Company)**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

## (1) ORGANIZATION AND GENERAL

Cabrera Capital Markets, LLC, (the Company), was incorporated in the State of Illinois on April 24, 2003. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. and the National Futures Association. The Company's principal business is the sale of securities and participation in underwritings.

Prior to April 24, 2003, the Company was a wholly owned subsidiary of Cabrera Capital Management, Inc. and was incorporated in the State of Wisconsin on September 5, 1986.

Effective May 1, 2001, in conjunction with an ownership change, the name of the Corporation was changed from First Securities Corporation to Cabrera Capital Markets, Inc.

Effective April 10, 2007, the Company formed a limited liability company in the State of Delaware. Pursuant to a request to FINRA, Inc., the Company was allowed to restructure its former corporate form into the successor limited liability company.

Under the terms of the change in formation, the Company contributed all of its assets and liabilities to the newly formed limited liability company and was granted regulatory approval from FINRA to continue operations as a registered broker-dealer as the successor limited liability company.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the agreement.

## (2) SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

A summary of significant accounting policies which have been followed by Cabrera Capital Markets, LLC in preparing the accompanying financial statements is set forth below.

### Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

### Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets.

### Fair Value Measurement

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurement* effective for fiscal years beginning after November 17, 2007. This standard clarifies the definition of fair value for financial reporting

## (2) SIGNIFICANT ACCOUNTING POLICIES (cont'd)

**Fair Value Measurement** (cont'd)
purposes, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 became effective for the Company as of January 1, 2008. The three levels of the fair value hierarchy under FAS 157 are described below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company classifies its securities owned consisting of municipal bonds in the amount of $5,887,188 as a Level 1 security at December 31, 2008.

**Income Recognition**
Securities transactions and related revenue and expense, other than the sale of direct participation programs are recorded on a trade date basis. Revenue derived from underwritings and direct participation programs (on contingent offerings) is recognized at the time the escrow agent distributes sales commissions to the Company.

**Income Taxes**
The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision of credit has been made for Federal income taxes, as the Company's income is directly taxable to the individual members.

## (3) CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby that broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer while this agreement is in effect. The Company has also agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the clearing broker/dealer. The Company has deposited $100,000 with the clearing broker/dealers to assure the Company's performance under the agreements.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during the period ended December 31, 2008.

**CABRERA CAPITAL MARKETS, LLC**
**(A Delaware Limited Liability Company)**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

## (4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $5,527,189 and $250,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to the members.

## (5) FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, as amended, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44-45 of the statement are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in financial instruments owned or financial instruments sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker/dealers and clearing organizations, as applicable.

## (6) TRADING ACTIVITIES

The Company engages in proprietary trading of securities. All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the Company's management.

Securities owned at December 31, 2008 consisted of the following:

| | |
|---|---|
| Municipal bonds | $ 5,887,188 |

The results of the trading activities as of December 31, 2008 are summarized in the following below:

(6) **TRADING ACTIVITIES** (cont'd)

| | |
|---|---|
| Various municipal bonds, U.S. government bond, and equity securities | $ 3,304,488 |
| Derivative financial instruments | (564,947) |
| Total | $ 2,739,541 |

## (7) LIABILITIES SUBORDINATED TO CREDITORS

The borrowing under a subordination agreement at December 31, 2008 is listed below:

| | |
|---|---|
| Subordinated loan agreement, Bank of America (formerly LaSalle Bank, NA) at prime plus 2.50% (effectively 5.75% at December 31, 2008), due February 15, 2010 | $ 1,750,000 |

Interest expense in the amount of $149,212 was paid on this borrowing during the year ended December 31, 2008.

This subordinated borrowing is covered by agreements approved by the Financial Industry Regulatory Authority, Inc. and are thus available in computing net capital under the Securities and Exchange Commisson's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The subordinated loan has been approved in the amount of $1,750,000 of which the outstanding balance was $1,750,000 at December 31, 2008.

## (8) COMMITMENTS AND CONTINGENCIES

The Company occupies its offices under leases which expire through June 30, 2015. Rent expense including utilities and additional operating costs for the fiscal year ended December 31, 2008 was $631,874. Future rental commitments under the terms of the leases are as follows:

| Year Ending | | Minimum Rent |
|---|---|---|
| 2009 | | $ 415,808 |
| 2010 | | 420,327 |
| 2011 | | 424,939 |
| 2012 | | 403,954 |
| 2013 | | 280,325 |
| | Subtotal: | 1,945,353 |
| Thereafter through 2015 | | 399,168 |
| Total | | $ 2,344,521 |

**CABRERA CAPITAL MARKETS, LLC**
**(A Delaware Limited Liability Company)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2008**

**(FILED PURSUANT TO RULE 17a-5(d)**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934)**